SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


RELEASE:
11TH JUNE 2004.


                RYANAIR BEATS EASYJET ON PUNCTUALITY EVERY MONTH

Ryanair, Europe's No.1 low fares airline, today (11th June 04) celebrated beating Easyjet for punctuality every month of 2004 so far. The CAA recently released official punctuality statistics for 2003 which confirmed Ryanair No.1 for punctuality and Easyjet barely scraping 8th place. The trend has continued for 2004, with Ryanair beating Easyjet every month of the year so far.

Ryanair's Head of Communications, Paul Fitzsimmons said:

" Ryanair is Europe's No.1 on-time airline and that's official from the CAA. Ryanair beat Easyjet in punctuality EVERY week of 2003 and so far EVERY week of 2004.

The message is clear for passengers - if you want Europe's lowest fares and Europe's best on-time performance then fly with Ryanair. Easyjet is charging consumers more for the privilege of being late.

This year Ryanair will carry more passengers than Easyjet, because only Ryanair delivers the lowest fares and unbeatable on-time performance. That's why more and more consumers choose Ryanair - almost 28Million of them this year!"


            1         04-Jan                 90%            73%          1
            2         12-Jan                 91%            80%          1
            3         19-Jan                 95%            84%          1
            4         26-Jan                 95%            89%          1
            5         01-Feb                 85%            64%          1
            6         08-Feb                 93%            81%          1
            7         15-Feb                 95%            84%          1
            8         22-Feb                 91%            84%          1
            9         29-Feb                 89%            69%          1
           10         07-Mar                 93%            80%          1
           11         14-Mar                 93%            80%          1
           12         21-Mar                 92%            82%          1
           13         28-Mar                 95%            88%          1
           14         04-Apr                 94%            87%          1
           15         11-Apr                 93%            88%          1
           16         18-Apr                 95%            85%          1
           17         25-Apr                 96%            92%          1
           18          2-May                 94%            85%          1
           19          9-May                 93%            81%          1
           20         16-May                 95%            84%          1
           21         23-May                 94%            87%          1
                        Source:Ryanair.com & easyjet.com


Ends:

Paul Fitzsimmons - Ryanair                Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                    Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 June 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director